September 21, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. Larry Greene

Re:	Harris & Harris Group, Inc. (the "Company")

Dear Mr. Greene:

Please find attached Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the "Registration Statement"), which was transmitted electronically for filing on the date even herewith on behalf of the Company pursuant to the Securities Act of 1933, (2) the General Instructions to Form N-2, and (3) Rules 101 and 102 under Regulation S-T.  The Registration Statement is marked to show changes from the initial filing of the Registration Statement on Form N-2, filed with the Securities and Exchange Commission on July 24, 2009.

We have filed a request for acceleration of the effectiveness of this Registration Statement.  If you have any questions, please contact the undersigned (212) 582-0900 or Richard Prins from Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000.

Very truly yours,

/s/ Sandra Matrick Forman

Sandra Matrick Forman
General Counsel